412 West 15th Street - 11th Floor

New York, NY 10011

October 19, 2018

Resolute Energy Corporation
1700 Lincoln Street, Suite 2800
Denver, CO 80203
Attention: Board of Directors

Dear Members of the Board,

As beneficial owners of almost 10% of Resolute Energy Corporation (“Resolute” or the “Company”) shares, we are writing to you today as concerned shareholders.

In 2017, Kimmeridge acquired a position in Resolute based on our belief that the Company’s assets were materially undervalued in the market and that the Company had an opportunity to deliver significant value to shareholders by improving operational execution and engaging in appropriate strategic combinations or a sale of the Company. Yet since the time we invested in the Company, Resolute has continually failed to deliver on the promises made to the investment community. As a result, the Company’s share price languishes and its competitive positioning in the Permian Basin dwindles.

In short, there are too many operators in the Permian, many with bloated cost structures, subscale assets and lingering underperformance (despite rising commodity prices). As you are well aware the development of shale resources is increasingly a manufacturing business, but this unconventional manufacturing business is one with hundreds of participants, many of which are subscale. These subscale unconventional companies have much in common: the promise of returns to investors that rarely materialize due to poor capital allocation, the futile pursuit of growth over returns, and the enrichment of the C-suite regardless of performance. Indeed, these are the very issues plaguing Resolute.

We believe that for the reasons mentioned above, Resolute continues to trade at a steep discount to its relevant peers. In early 2018 it became clear that other significant shareholders shared this view, with Monarch Alternative Capital, VR Capital and Fir Tree Capital each independently filing Schedule 13D’s encouraging the Company to pursue a sales process, a view that we wholeheartedly agree with.

We were encouraged by the settlement between Resolute and Monarch, negotiated this past May, as the Company explicitly agreed to improve its governance structure and to add new independent members to Resolute’s Board of Directors (the “Board”). Moreover, the Board made public commitments to “promptly conduct an in-depth review, assisted by its financial advisers, Goldman Sachs & Co. LLC and Petrie Partners, LLC, of Resolute’s business plan, competitive positioning and any potential strategic alternatives that will enhance the Company’s goal of creating stockholder value.” The company’s 8-K, filed on May 15th, went even further, specifically noting that such review included “potential merger, sale or business combination alternatives.” Yet, here we are five months later, and the Company does not appear to have made significant progress in its strategic review or in improving its financial performance, as it has underperformed its relevant benchmark, XOP, whether measured over one-year, two-years, or since the Monarch settlement.

It is of concern to us that, in conversations with other industry players, we have been left with the impression that Resolute has employed a passive approach to its strategic review rather than engaging interested parties in a serious sales process. During the same time, the Company has continued to fail to achieve the operational targets it set. In contrast, in the intervening time since shareholders have called for a sale of the Company, other Permian basin participants including Energen Corporation and RSP Permian, Inc. have run successful sales processes while their respective acquirers moved forward with the type of consolidation that Resolute should be a part of.

It is our belief that time stands still for no one, and certainly not for a subscale company that has committed to reviewing strategic alternatives while struggling to thrive in a competitive basin. We therefore ask that Resolute’s Board:

1.	Immediately launch a formal process with the goal of selling or merging the Company with another Delaware Basin operator before year end;
2.	Reduce corporate overhead costs in the interim, and;
3.	Deliver to shareholders the returns and value accretion that have been lacking.

In the event that the Board and management team fail to actively and exhaustively pursue a sale or combination, Kimmeridge will consider all options, including seeking to install independent Board members to act in the best interests of the Company and its shareholders.

We would be happy to discuss this in further detail at the Board’s convenience.

Sincerely,

Benjamin Dell
Managing Partner